Exhibit 99.74

Amaya Gaming Group announces its 2013 fourth quarter and full year financial results

Annual revenue more than doubles on a year-over-year basis

MONTREAL, March 31, 2014 /CNW/ - Amaya Gaming Group Inc. (“Amaya” or the “Corporation”) (TSX: AYA), an entertainment solutions provider for the regulated gaming industry, today announced its financial results for the year ended December 31, 2013. All amounts are stated in Canadian dollars unless otherwise noted.

Financial Highlights

FOR THE THREE AND TWELVE MONTH PERIODS ENDED DECEMBER 31	Q4 2013 $	Q4 2012 $	2013 $	2012 $
Revenues	39,008,593	37,194,312	154,529,443	76,435,009
Adjusted EBITDA[1]	15,369,604	16,132,104	57,857,871	18,870,426
Adjusted EBITDA[1] margin (as % of revenue)	39%	43%	37%	43%
Adjusted net earnings (loss)[2]	3,709,609	11,916,425	15,228,609	10,595,061
Basic and diluted adjusted net earnings (loss)[2] per share	0.04	0.18	0.17	0.16

1	Adjusted EBITDA as defined by the Corporation means earnings before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs, and non-controlling interests. Adjusted EBITDA is a non-IFRS measure. Reconciliation to Net Income is included in this release.
2	Adjusted Net Earnings (loss) as defined by the Corporation means Net earnings (loss) before interest accretion, amortization of Intangible assets resulting from purchase price allocation following acquisitions, stock-based compensation, foreign exchange, and other non-recurring costs. Adjusted Net Earnings (loss) is a non-IFRS measure. Reconciliation to Net Income is included in this release.

Recent Highlights

•	On February 14, 2014, Amaya announced that it had closed its previously announced acquisition of 100% of the issued and outstanding securities of the private, arms-length company Diamond Game Enterprises (“Diamond Game”), a designer and manufacturer of gaming related products for the global casino gaming and lottery industries. The purchase price was US$25 million, subject to customary post-closing purchase price adjustments, to acquire 100% of the equity of Diamond Game and retire its debt. Amaya paid US$18 million on closing of the Transaction from cash on hand with a US$7 million holdback for certain contingent liabilities and other items. Diamond Game has two primary business units: its Casino Products division develops products for the VLT, Class II bingo, Class III commercial casino and racetrack markets; its Lottery Products division creates innovative products for the public gaming and charity markets, most notably its LT-3 instant ticket vending machine (ITVM), which dispenses pull tab/break open or scratch tickets while simultaneously displaying the results of each ticket on a touchscreen video monitor in an entertaining fashion.

•	On February 19, 2014, Amaya announced that Diamond Game had been awarded a 5-year contract with the Maryland Lottery and Gaming Control Agency (the “Lottery”), with the Lottery holding a five year renewal option, to provide Veterans’ Organizations (VOs) in the state with Instant Ticket Lottery Machines (ITLM) and related services. The Contract allows for the placement of up to five ITLMs at each qualified VO meeting hall in Maryland. The Lottery estimates there are currently 150 qualified organizations that may apply for the ITLMs. Diamond Game anticipates deployment of ITLMs to commence by the end of 2014 throughout the state. Under the Contract, Diamond Game will receive a firm-fixed percentage of the ITLM proceeds. The Contract amount is estimated by the Lottery at up to US$57 million over the original five year term and an additional amount of up to US$60 million for the renewal option based upon its projected number of ITLMs placed at VO meeting halls and the projected win for those ITLMs

•	During the fourth quarter, the Corporation classified certain of its assets and liabilities as held for sale, including (i) interest in proprietary trademarks and other intellectual property and (ii) its subsidiary WagerLogic Malta Holdings Ltd. (“WagerLogic”). Regarding the former, the Corporation anticipates their sale by the end of 2014. Regarding the latter, Amaya announced on February 11, 2014 that it had completed the previously announced sale of all of the issued and outstanding shares of WagerLogic to Goldstar Acquisitionco Inc. (“Goldstar”) for $70 million (the “Purchase Price”), less a closing working capital adjustment of $7.5 million, satisfied through cash consideration of $52.5 million and a vendor take-back in the form of a promissory note of $10 million, bearing interest at 6.0% per annum payable semi-annually in arrears starting in the second year following the closing date and due on the fourth anniversary of the closing date. The Purchase Price is subject to customary post-closing adjustments. WagerLogic, through a subsidiary, is an online casino operator through its “Inter” brand consisting of InterCasino™, InterPoker™ and InterBingo™, amongst other online names (the “InterCasino Business”). Subsidiaries of Amaya (the “Service Providers”) will continue to supply WagerLogic with software, services and content to power the InterCasino Business pursuant to services agreements.

•	On March 7, 2014, Amaya announced that it has acquired in aggregate beneficial ownership and control of 1.9 million common shares of WagerLogic’s parent company The Intertain Group Ltd. (TSX: IT) (“Intertain”) (the outstanding securities of Goldstar were exchanged for securities of Intertain in February, 2014) representing 13.97% of the issued and outstanding Intertain common shares. Amaya also owns $3.85 million aggregate principal amount of 5.0% unsecured subordinate convertible debentures of Intertain maturing on December 31, 2018 (TSX: IT.DB), which are convertible at the option of the holder into common shares of Intertain at a price of $6.00 per common share, as well as 353,000 Intertain common share purchase warrants, with each whole warrant being exercisable by the holder for one Intertain common share at an exercise price of $5.00 per share until December 31, 2015. The securities were acquired for investment purposes. Amaya has no current plan or proposal, which relates to, or would result in, acquiring additional ownership or control over the securities of IT.

•	Amaya and various subsidiaries received transactional waivers from the New Jersey Division of Gaming Enforcement in 2013 to supply technology for real money online gaming websites operated by licensed permit holders in New Jersey. In late November 2013, real money online gaming went live in New Jersey, the third and thus far most populous U.S. state to have approved it, following Nevada and Delaware. Amaya has to date announced agreements to supply four of the permit holders licensed to operate real money online gaming websites within the state of New Jersey.

•	On December 20, Amaya announced that its subsidiary Cadillac Jack Inc. (“Cadillac Jack”) had entered into an agreement for the refinancing of its credit facilities. Under this agreement, Cadillac Jack will have access to term loans in an aggregate principal amount of up to $160 million (the “Credit Facilities”). The Credit Facilities have replaced the existing $110 million non-convertible senior term loan secured by Cadillac Jack’s assets that was made available to Amaya to finance the acquisition of Cadillac Jack by Amaya, as of November 5, 2012 (the “2012 Loan”). The Credit Facilities will be used to fully repay the outstanding balance on the 2012 Loan, as well as related fees and expenses and to fund the ongoing working capital and other general corporate purposes of Cadillac Jack.

•	During the quarter, Amaya announced agreements to aggregate high quality third party games on its Casino Gaming System from Leander Games and Betsoft Gaming. The move will allow operators powered by Amaya’s CGS to access Betsoft’s games along with the portfolio of content on Leander’s LeGa Platform including games from Blueprint, Genesis and Quickspin, without the need for any additional integration.

•	On October 1, Amaya’s common shares, common share purchase warrants and unsecured non-convertible subordinated debentures were listed for trading on the Toronto Stock Exchange (TSX). Amaya had previously announced its graduation to the TSX from the TSX Venture Exchange.

“We’re pleased with the development of our business in 2013, specifically the growth of our land-based gaming solutions, the launch of our interactive gaming solutions into the emerging U.S. market, and the bolstering of our lottery solutions through the acquisition of Diamond Game,” said David Baazov, President and CEO of Amaya.

“Specific to land-based solutions, we were already a leader in the provision of gaming machines to the Class II Tribal and Mexican gaming markets and we maintained that strong position,” continued Mr. Baazov. “During the year, we also began executing on our strategy to expand into the much larger Class III gaming market and placed machines in various jurisdictions. Looking ahead, we intend to expand our addressable Class III market by securing licenses in more jurisdictions, and we will continue to invest in technology to enhance the competitiveness of our Class III solutions.”

“Regarding our interactive gaming solutions, we increased the number of licensing agreements we have to supply online gaming operators in 2013,” Mr. Baazov said. “In 2014, we will continue to look to expand the reach of customers using our Casino Gaming System as well as increase revenues from existing licensees through a strong focus on providing operators with new and innovative gaming content, mobile versions of popular games from our extensive library, and online and mobile versions of top performing games already on our land-based gaming machines. We will also examine potential transactions that will improve our solutions offering and position us to be a leader in the growing global iGaming market.”

“Finally, we anticipate our lottery solutions will be a more significant revenue generator for us following the acquisition of Diamond Game, which is a leader in providing lotteries with innovative products that enhance the entertainment value of traditional games. The company already has agreements in place to supply four jurisdictions with its instant ticket vending machines, notably Maryland and Ontario, and we intend to market these solutions to lottery operators in other jurisdictions,” concluded Mr. Baazov.

Financial Results

Revenue for the three month period ended December 31, 2013 was $39.01 million compared to $37.19 million for the three month period ended December 31, 2012, representing an increase of 5%. The increase is primarily attributable to consolidating a full period of revenue from Cadillac Jack, which was acquired in November, 2012. Revenue for the year ended December 31, 2013 was $154.53 million compared to $76.44 million for 2012, representing an increase of 102%. The increase is primarily attributable to consolidating a full period of revenues from CryptoLogic Limited (“CryptoLogic”), Ongame Network Limited (“Ongame”), and Cadillac Jack, which were acquired in 2012. On a regional basis, revenue in 2013 was primarily concentrated in North America, Europe, and Latin America and the Caribbean.

Total expenses, comprised of cost of goods sold, sales and marketing, general and administrative, and financial expenses as well as acquisition-related costs, were $45.97 million for the three month period ended December 31, 2013, compared to $40.77 million for the three month period ended December 31, 2012, an increase of 13%. The percentage increase was driven by higher cost of goods related primarily to increased sales of gaming machines in Q4 2013 vs Q4 2012; increased interest and bank charges; consolidating a full period of expenses related to Ongame and Cadillac Jack; as well as investments to prepare the Corporation for entry into the newly regulated real money online gaming market in the United States in the fourth quarter of 2013. Total expenses for the year ended December 31, 2013 were $176.04 million compared to $87.43 million for 2012, an increase of 101%. The percentage increase was driven by higher expenses primarily due to consolidating a full period of expenses related to CryptoLogic, Ongame and Cadillac Jack as well as investments to prepare the Corporation for entry into the newly regulated real money online gaming market in the United States.

Net loss was $7.28 million, or $(0.08) per basic and diluted common share, in the fourth quarter of 2013 versus net loss of $0.71 million, or $(0.00) per basic and diluted common share, in the same quarter of 2012. The increased loss in the fourth quarter of 2013 is primarily due to the provision recorded in income taxes. Net loss for the year ended December 31, 2013 was $29.62 million, or $(0.33) per basic and diluted common share, compared to $7.11 million, or $ (0.11) per basic and diluted common share, in 2012. The increased loss was driven by the provision recorded in income taxes along with general and administrative expenses growing at a faster pace than revenues.

Adjusted EBITDA Reconciliation $

	Q4 2013	Q4 2012	FY 2013	FY 2012
Net Income	(6,824,428)	(711,309)	(29,172,857)	(7,112,352)
Financial expenses	6,043,961	3,639,516	21,071,523	6,816,527
Current income taxes	(1,097,098)	194,220	10,198,947	807,336
Deferred income taxes	3,119,247	(3,058,590)	(552,890)	(3,776,730)
Depreciation of property and equipment	3,283,046	1,985,518	12,733,851	3,486,934
Amortization of deferred development costs	909,980	85,189	1,724,816	314,967
Amortization of intangible assets	5,350,019	2,954,221	19,360,784	6,156,877

Stock-based compensation	594,124	353,438	2,029,835	880,825

EBITDA	11,378,846	5,442,203	37,394,009	7,574,384
Termination of employment agreements	91,157	1,804,959	2,810,389	3,367,001
Termination of Lease Agreement	—	442,000	—	442,000
Termination of agency agreements	—	—	100,834	749,000
Non-recurring gain	(1,502,292)	—	(1,502,292)	(913,352)
Office shut down costs	1,224,911	—	1,224,911	—
Loss on settlement of finance lease receivable	361,321	—	2,492,716	—
Acquisition-related costs	155,028	3,196,856	1,332,047	6,028,339
Receivables related to terminated operations	716	—	79,145	—
Retention Bonuses	—	5,367,280	—	5,367,280
Net Adjusted EBITDA loss (gain) from assets & liabilities classified as held for sale	2,833,388	(613,194)	9,551,586	(4,236,226)

Other one-time costs	826,529	492,000	4,374,526	492,000

Adjusted EBITDA	15,369,604	16,132,104	57,857,871	18,870,426

Adjusted Net Income Reconciliation $	Q4 2013	Q4 2012	2013	2012
Net Income	(7,276,374)	(711,308)	(29,624,803)	(7,112,352)
One-time costs	102,702	12,216,447	9,857,609	16,445,620
Foreign exchange	(1,996,766)	(1,039,276)	(1,691,994)	(979,195)
Net adjusted income (loss) of assets & liabilities classified as held for sale	3,482,130	(190,344)	11,413,815	(3,632,225)
Amortization of purchase price allocation Intangibles	4,260,793	1,987,035	14,957,377	3,532,232
Interest accretion	4,543,000	(699,567)	8,286,770	1,460,156

Stock-based compensation	594,124	353,438	2,029,835	880,825

Adjusted net income	3,709,609	11,916,425	15,228,609	10,595,061

2013 FULL YEAR FINANCIAL GUIDANCE

Below is a review of how the Corporation performed relative to its full year 2013 guidance, which was first provided in its Q1 2013 quarterly results press release on May 28, 2013 and subsequently reaffirmed, most recently in the Q3 2013 quarterly results press release on November 28, 2013:

2013 Full Year Guidance

	Actual	Guidance
Revenue	$154.5 million	$156-167 million
Adjusted EBITDA	$58.0 million	$55-64 million

“The Corporation’s revenue was slightly below guidance primarily due to the decline in our hosted casino revenues from WagerLogic, which we sold subsequent to year end. Adjusted EBITDA from our current business, excluding assets and liabilities held for sale, was in line with our expectations,” commented Mr. Baazov.

The Corporation intends to provide its 2014 full year financial guidance in its Q1 2014 quarterly results release, consistent with the timeline it used for 2013.

2013 FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

The financial statements, notes to financial statements and Management’s Discussion and Analysis for the year ended December 31, 2013, will be available on the SEDAR website at www.sedar.com.

CONFERENCE CALL

Amaya will host a conference call on Tuesday, April 1, 2014 at 9:00 a.m. ET to discuss its 2013 financial results. David Baazov, CEO of Amaya Gaming Group Inc., will chair the call. To participate in the call, please dial 647-427-7450 or 1-888-231-8191 ten minutes prior to the scheduled start of the call. A replay of the conference call will be available until Tuesday, April 8, 2014 by calling 1-416-849-0833 or 1-855-859-2056, reference number 19707175. The conference call will be webcast live at http://bit.ly/1ivgqJD.

ABOUT AMAYA

Amaya provides a full suite of gaming products and services including casino, poker, sportsbook, platform, lotteries and slot machines. Some of the world’s largest gaming operators and casinos are powered by Amaya’s online, mobile, and land-based products. Amaya is present in all major gaming markets in the world with offices in North America, Latin America and Europe.

DISCLAIMER IN REGARDS TO FORWARD-LOOKING STATEMENTS

Certain statements included herein, including those that express management’s expectations or estimates of our future performance constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Investors are cautioned not to put undue reliance on forward looking statements. Except as required by law, the Corporation does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.

SOURCE: Amaya Gaming Group Inc.

%SEDAR: 00029939EF c8028

For further information:

For investor or media inquiries, please contact:

Tim Foran

Director, Investor Relations

Tel: +1.416.545.1453 ext. 5833

ir@amayagaming.com

CO: Amaya Gaming Group Inc.

CNW 19:49e 31-MAR-14